For immediate release
                                                                February 7, 2006

                Toyota Announces Third Quarter Financial Results
                 Net revenues and income significantly increase
  (All consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States of America.)

Tokyo--TOYOTA MOTOR CORPORATION (TMC) today announced operating results for the three months ended December 31, 2005.

On a consolidated basis, net revenues for the period totaled 5.33 trillion yen, an increase of 14.8 percent compared to the same period last fiscal year. Operating income increased 14.0 percent to 482.2 billion yen, while income before income taxes, minority interest and equity in earnings of affiliated companies rose to 639.9 billion yen. Net income was 397.5 billion yen.

Positive contributions to operating income totaled 220.0 billion yen and included effects of changes in exchange rates of 130.0 billion yen, marketing efforts of 60.0 billion yen and cost reduction efforts of 30.0 billion yen. Negative factors totaled 160.7 billion yen, including an increase in expenses of
132.2 billion yen and a decrease in the gains recognized on the transfer of the substitutional portion of the employee pension fund to the government of 28.5 billion yen.

As a result of the merger between Mitsubishi Tokyo Financial Group, Inc. and UFJ Holdings, Inc. on October 1, 2005, TMC recorded a gain of 143.3 billion yen in income before income taxes, minority interest and equity earnings of affiliated companies in this quarter.

Commenting on the results, TMC Senior Managing Director Takeshi Suzuki said, "Compared with the first and second quarters, operating income strongly improved in the third quarter, exceeding the results of the same period last year. Sales growth, particularly in Asia and North America, along with cost reduction efforts and currency fluctuations contributed to the increase."

Consolidated vehicle sales for the three months reached 1.98 million vehicles, an increase of 141 thousand vehicles compared with the same period of the last fiscal year.

In Japan, with the exception of the mini-vehicle segment, overall market demand was weak. Yet Toyota's consolidated vehicle sales remained at approximately the same level as the third quarter of the last fiscal year, totaling 571 thousand vehicles. Toyota's market share levels (excluding mini-vehicles) remained high at more than 46 percent.

Sales in North America reached 643 thousand vehicles, an increase of 67 thousand vehicles compared with the same period of the last fiscal year due to the strong popularity of the Avalon, Tacoma pick-up trucks, Prius and the Scion lineup.


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In Europe, sales totaled 246 thousand vehicles, approximately the same level as the third quarter of the last fiscal year, despite a difficult market environment.

Sales in Asia, which have been reported as an independent geographical segment since the first quarter, rose to 217 thousand vehicles, an increase of 22 thousand vehicles. This increase was mainly due to the successful expansion of the IMV (Innovative International Multi-purpose Vehicle) project.

Sales in other regions including Africa and Central and South America reached 303 thousand vehicles, an increase of 57 thousand vehicles.

TMC estimates that consolidated vehicle sales for the fiscal year ending March 31, 2006 will be 7.95 million vehicles, a decrease of 80 thousand vehicles from the forecast announced in November 2005.

Suzuki concluded by commenting on the profit outlook for the fiscal year ending March 31, 2006. "Prospects for our unconsolidated financial results have not changed since our interim report," he said. "We aim to exceed last year's totals for consolidated revenue and earnings."

(Please visit the "For Investors" section of Toyota's website for financial results at www.toyota.co.jp/en/ir/)
           -----------------------

   Cautionary Statement with Respect to Forward-Looking Statements

This release contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar and the British pound;
(iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies affecting Toyota's automotive operations, particularly laws, regulations and policies relating to environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies affecting Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.


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Contact: Public Affairs Division at (03) 3817-9130/9150/9161/9179